Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Unit

For the Periods

	January 1, 2006 Through December 31, 2006	January 1, 2005 Through December 31, 2005	January 1, 2004 Through December 31, 2004
Net Income (Loss)	$(171,661)	$(743,000)	$464,546

Weighted Average Number of Units Outstanding	4,222,870	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.04)	$(0.18)	$0.11

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